Exhibit 99.1

Golden Heaven Group Holdings Ltd. Announces $6,000,000 Share Repurchase Program

NANPING, China, February 22, 2024 /PRNewswire/ -- Golden Heaven Group Holdings Ltd. (the “Company” or “Golden Heaven”) (Nasdaq: GDHG), an amusement park operator in China, announced today that on February 21, 2024, the Company’s Board of Directors (the “Board”) has authorized a share repurchase program authorizing the Company to repurchase up to US$6,000,000 of the Company’s outstanding Class A ordinary shares from time to time during a 24-month period (the “Share Repurchase Program”). The Share Repurchase Program will be facilitated by Dawson James Securities, Inc.

The Board has determined that the Share Repurchase Program is in the best interest of the Company’s shareholders based on its analysis and estimation that the current share price is significantly lower than the intrinsic value and that the Share Repurchase Program may improve shareholders’ confidence in the Company. The Board will be periodically reviewing the Share Repurchase Program and may authorize adjustments of its terms and size.

In determining the amount of capital to allocate to share repurchases, the Company takes into account, among other things, its historical and expected business performance, cash and liquidity position, as well as global economic and market conditions and the market price of the Company’s Class A ordinary shares. The timing, manner, price, and amount of any repurchases under the Share Repurchase Program are determined by the Company in its discretion. Purchases may be affected through open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, or other means. The Company is not obligated to repurchase any specific number of Class A ordinary shares and the program may be modified, suspended, or discontinued at any time.

The Company intends to make all repurchases in compliance with applicable regulatory guidelines and to administer the plan in accordance with applicable laws.

About Golden Heaven Group Holdings Ltd.

Golden Heaven Group Holdings Ltd. manages and operates six properties consisting of amusement parks, water parks, and complementary recreational facilities. With approximately 426,560 square meters of land in the aggregate, these parks are located in geographically diverse markets across the south of China and collectively offer approximately 139 rides and attractions. Due to the geographical locations of the parks and the ease of travel, the parks are easily accessible to an aggregate population of approximately 21 million people. Since September 30, 2023, Mangshi Jinsheng Amusement Park, which is one of the six parks, has been temporarily closed. The parks provide a wide range of exciting and entertaining experiences, including thrilling rides, family-friendly attractions, water attractions, gourmet festivals, circus performances, and high-tech facilities. For more information, please visit the Company’s website at https://ir.jsyoule.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Golden Heaven Group Holdings Ltd.

Email: group@jsyoule.com

Ascent Investor Relations LLC

Phone: +1-646-932-7242

Email: investors@ascent-ir.com